May 23, 2023
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, DC 20549

Division of Corporation Finance:

We received your letter of April 25, 2023 wherein you provided a comment to our April 10, 2023 response to your comment letter related to the following filing:

Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 21, 2023
File No. 001-16335

The purpose of this correspondence is to provide our response to your comments and questions related to the above-noted filing. For the convenience of the Staff’s review, the comments contained in the Comment Letter have been set forth below in italics, followed by the response of the Partnership.

We respectfully ask the SEC staff to allow us to make the disclosure changes resulting from our responses to your comments prospectively without amendments to our historical filings.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

1. We understand from page 5 of your response to our prior comments that you regard operating profit as the most directly comparable GAAP measure to your non-GAAP measure of operating margin because there would be two rather than five reconciling adjustments, when compared to a GAAP measure of gross margin.

However, your assessment appears to be based on a comparison of gross margin for product sales alone, e.g. excluding transportation and terminals revenue and associated costs of revenue, rather than gross margin for the consolidated results of operations.

Please revisit your assessment to utilize gross margin for the consolidated results of operations, which we generally regard as the most directly comparable GAAP measure to utilize when presenting a non-GAAP margin measure.

Given the similarity of your operating margin label to GAAP terminology, please also select an alternate label that more clearly reflects its character as a non-GAAP measure, to use when referring to the measure in MD&A, segment disclosures, and earnings releases, to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

As your non-GAAP operating margin presently appears in advance of the measure that you believe is the most directly comparable GAAP measure in your reconciliation on page 40, revisions will also be necessary to follow the guidance in the answer to Question 102.10(b) of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, to avoid giving undue prominence to your non-GAAP measure of operating margin. However, as indicated above you may need to utilize consolidated gross margin as the most directly comparable GAAP measure in the reconciliation.

We suggest that you reposition the non-GAAP measure and reconciliation to a separate tabulation, to follow the GAAP information shown on page 40. Please submit the revisions that you propose to address the concerns outlined above regarding the labeling and reconciliation for your non-GAAP measure of operating margin.

Response: In response to the Staff’s comment, we have determined that utilizing the GAAP measure of operating profit and eliminating our use of the non-GAAP measure of operating margin in MD&A and earnings releases will be in the best interest of users of our financial statements and is in line with the Commission’s preference for limiting the use of non-GAAP measures. We have reached this conclusion, in part as depreciation, amortization and impairment (“DA&I”) and general and administrative expenses (“G&A”), the only reconciling differences between our non-GAAP operating margin and the GAAP measure operating profit, are not usually a key driver of changes in our operating profit from period to period.

Additionally, we believe making this change has the added benefit of eliminating an additional non-GAAP reconciliation which will further simplify our financial statements. We believe utilizing the GAAP measure of operating profit, which includes DA&I and G&A expenses provides complete and accurate disclosures for users of our financial statements and effectively addresses the concerns raised in your comment letter. As a result, we will be eliminating references to operating margin in our future filings on Form 10-K, 10-Q and in our earnings releases. Updated tables with our planned changes are reflected below:

Form 10-K for the Fiscal Year ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

Earnings Release
Exhibit 99

If you have follow-up questions or comments, please direct them to my attention.

Sincerely,

/s/ Jeff Holman
Chief Financial Officer
Magellan Midstream Partners, L.P.

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